ACCELERATED DEATH BENEFIT FOR CHRONIC ILLNESS PLUS RIDER

This Chronic Illness Plus Rider (the “Rider”) is a part of the Policy to which it is attached. It becomes effective on the date coverage becomes effective on this Policy and ceases to be effective on Rider’s Expiry Date as shown in the Policy’s Specification Pages. In the event of a conflict with any provision in this Policy, the terms in this Rider control. The Rider is issued in consideration of the application and payment of the Rider charge.
The Rider provides no additional Surrender values or Loan Amount.

The benefits payable under this Rider are intended to qualify as accelerated death benefits under section 101(g) of the Internal Revenue Code of 1986, as amended (“the Code”). These benefits are not intended to qualify as long-term care insurance under section 7702B of the Code.

The receipt of an accelerated death benefit may be taxable to You, if the benefit does not satisfy all qualification requirements under the Code or to the extent it exceeds the maximum per diem limit under section 101(g) of the Code.

If You are paid a benefit under this Rider, Your Policy’s Death Benefit, Surrender Value, and Maximum Loan Amount will be reduced. In addition, You may lose Your right to receive certain public funds such as Medicare, Medicaid, Social Security, Supplemental Security Income (SSI), and possibly others.

YOU SHOULD CONSULT YOUR PERSONAL TAX OR LEGAL ADVISOR BEFORE CLAIMING FOR A BENEFIT UNDER THIS RIDER.

Definitions – All terms in this Rider have the same meaning as in the Policy, including the terms “You” and “Your” which refer to the Owner of the Policy. In addition, several terms, specific to this Rider, are defined as follows:

Accelerated Death Benefit – the amount of Death Benefit paid in advance of the death of the Insured, pursuant to the terms of this Rider. Any amount of Death Benefit requested for acceleration, but not yet paid, is allocated to the Remaining Death Benefit.

Activities of Daily Living – any of the following activities:

•	Bathing: The ability of the Insured to wash himself or herself either in the tub or shower or by sponge bath, including the task of getting into or out of a tub or shower.

•
Continence: The ability of the Insured to control bowel and bladder functions; or in the event of incontinence, the ability to perform associated personal hygiene (including caring for catheter or colostomy bag).

•	Dressing: The ability of the Insured to put on and take off all items of clothing, and necessary braces, fasteners, or artificial limbs.

•	Eating: The ability of the Insured to feed himself or herself by getting food and drink from a receptacle (such as a plate, cup, or table) into the body.

•	Toileting: The ability of the Insured to get to and from the toilet, get on and off the toilet, and perform associated personal hygiene.

•	Transferring: The ability of the Insured to move in and out of a chair, bed, or wheelchair.

Chronically Ill Person – a person who, during the prior 12-month period, has been certified by a Licensed Health Care Practitioner as:

•	being permanently unable to perform (without Substantial Assistance from another person) at least two Activities of Daily Living due to a loss of functional capacity; or

•	requiring Substantial Supervision to protect himself or herself from threats to health and safety due to Severe Cognitive Impairment.

Licensed Health Care Practitioner – any Licensed Physician, registered professional nurse, or licensed social worker. May not be the Owner, the Insured, or a family member of either the Owner or the Insured.

Licensed Physician – a doctor of medicine or osteopathy (as defined in section 1861(r)(1) of the Social Security Act), residing and practicing in the United States, legally authorized to practice medicine and surgery by the state in which he or she performs such function or action and who is acting within scope of his or her license when he or she performs such functions. May not be the Owner, the Insured, or a family member of either the Owner or the Insured.
Payment Period – a period of time, not to exceed 12 months, during which the Insured is eligible to receive Accelerated Death Benefit payments as described herein.

Per Diem Limit – the maximum daily limit for benefits set by the Internal Revenue Service for each calendar year.

Plan of Care – written plan prescribed specifically for the Insured by a Licensed Health Care Practitioner describing the Qualifying Services required by the Insured.

Policy Adjustment Factor – a factor used to calculate Policy values after the payment of an Accelerated Death Benefit; the factor is equal to 1 - a/b, where:

a = the amount of the Accelerated Death Benefit payment, and
b = the Rider Benefit Balance prior to payment.

Policy Indebtedness – the sum of the Loan Amount, all Policy liens, and all interest on Policy liens.

Qualifying Event – the initial Written Certification and any Written Recertification, as described in this Rider, that the Insured is a Chronically Ill Person.

Qualifying Services – the necessary diagnostic, preventative, therapeutic, curing, treating, mitigating and rehabilitative services required because the Insured is a Chronically Ill Person. Qualifying services include personal care services, which consist of any care with the primary purpose of providing needed assistance with any of the disabilities as a result of which the Insured is a Chronically Ill Person.

Remaining Death Benefit – an amount equal to the greater of:

•	the amount of Your Policy Death Benefit not accelerated, net of Policy the Loan Amount, and

•	$5,000.

Rider Benefit Balance – the Death Benefit reduced by all payments made under any accelerated death benefit rider and, if applicable, lien interest accrued thereon.

Severe Cognitive Impairment – a loss or deterioration in the intellectual capacity that is:

•	comparable to (and includes) Alzheimer’s disease and similar forms of irreversible dementia; and

•	measured by clinical evidence and standardized tests that reliably measure impairment in the Insured’s

(a)	short-term or long-term memory,

(b)	orientation as to people, places, or time, and

(c)	deductive or abstract reasoning.

Substantial Assistance – either of the following forms of assistance:

•	“Hands-on” assistance – the physical assistance of another person without which the Insured would be unable to perform the Activities of Daily Living; or

•
“Standby assistance” – the physical presence of another person within arm’s reach of the Insured that is necessary to prevent, by physical intervention, injury to the Insured while the Insured is performing the Activities of Daily Living.

Substantial Supervision – continual supervision (which may include cuing by verbal prompting, gestures, or other demonstrations) by another person that is necessary to protect the Insured from threats to his or her health or safety.

Written Certification – written documentation, satisfactory to Us, by a Licensed Health Care Practitioner, certifying that the Insured is a Chronically Ill Person and in need of the Qualifying Services prescribed in the Plan of Care.

Written Recertification – Written Certification provided at the beginning of each Payment Period after the first.

Rider Benefits

We will pay an Accelerated Death Benefit, at the time of a Qualifying Event, as described in this Rider.

Exercising this Rider will preclude You from exercising the Terminal Illness Rider attached to this Policy.

If the Insured dies after You elect to receive Accelerated Death Benefits, but before any such benefits are paid, the election will be cancelled and the Death Benefit paid pursuant to the Policy. If the Insured dies after payments have commenced but before all payments have been made, We will pay the beneficiary the Remaining Death Benefit.

Rider Charge

A monthly charge for this Rider is deducted from the Policy Value. The Rider charge is equal to (A x B) / 12, where:

A = the Chronic Illness Plus Rate shown on the Rider Specification pages, and
B = the Net Amount at Risk on the Monthly Anniversary Day.

If applicable, a monthly charge for this Rider is also deducted from the Lapse Protection Value. This charge is equal to (A x B) / 12, where:

A = the Lapse Protection Benefit Chronic Illness Plus Rate shown on the Rider Specification pages, and
B = the Lapse Protection Benefit net amount at risk on the Monthly Anniversary Day.

The rates, described above, are annual rates based on Issue Age, gender, Risk Class, Policy duration, and Death Benefit. In Montana, these annual rates are based on Issue Age, Risk Class, Policy duration, and Death Benefit.

Claiming an Accelerated Death Benefit

There is no waiting period for this benefit. To submit a claim for an Accelerated Death Benefit, You must notify Us in writing, while the Insured is living and the Policy and Rider are in force, of Your intention to seek an Accelerated Death Benefit. Within 15 days of receiving Your notice, We will provide You with any forms You will need to complete Your claim and any additional information We require.

If We do not furnish the claims forms within 15 days, it will be sufficient for You to provide written proof that the Insured satisfies all of the conditions for eligibility as described in this Rider, which includes certification by a Licensed Health Care Practitioner that the Insured is a Chronically Ill Person.

We may, at Our expense, require additional certification by a Licensed Health Care Practitioner of Our choice. If there is a difference of opinion regarding the Insured’s eligibility for benefits, We may seek, at Our expense, a third medical opinion of a Licensed Health Care Practitioner that is mutually acceptable to the Insured and Us.

Eligibility

If the Insured is alive, and the Policy and this Rider are in force, You will be eligible to receive an Accelerated Death Benefit upon Our receipt, in good order, of all the following items:

•	Written Certification by a Licensed Health Care Practitioner;

•	authorization from the Insured to obtain copies of any medical records that We may require; and

•	written consent of all irrevocable beneficiaries and assignees to the payment of the Accelerated Death Benefit.

You will not be eligible to receive an Accelerated Death Benefit if:

•	You are required by law to use this benefit to meet the claims of creditors, whether in bankruptcy or otherwise; or

•	You are required by a government agency to use this benefit to qualify for, obtain, or keep a government benefit or entitlement; or

•	the Insured is a Chronically Ill Person as a result of intentional self-inflicted injuries within 2 years of the Issue Date.

Payment Periods

The initial Payment Period begins on the next Monthly Anniversary Day following receipt of Your request for acceleration in good order and ends 12-months after the date of the initial Written Certification.

Each subsequent Payment Period is a 12-month period beginning on the next Monthly Anniversary Day after the end of the most recent Payment Period, provided that We have received Written Recertification, signed and dated within 30 days before that date. If such Written Recertification is not received prior to the end of the most recent Payment Period, Accelerated Death Benefit payments will cease. To reactivate Accelerated Death Benefit payments, a new claim must be submitted as described under “Claiming an Accelerated Death Benefit.”

At the beginning of each new Payment Period, Your Accelerated Death Benefit payments will be updated, if appropriate, to reflect any changes to the Per Diem Limits set by the Internal Revenue Service.

Amount of Accelerated Death Benefit

You may request that Accelerated Death Benefit payments be made monthly or in a lump sum. The monthly amount for each Payment Period is equal to the lesser of:

•	2% of Your Rider Benefit Balance on the first day of the initial Payment Period, and

•	the Per Diem Limit multiplied by 30.

The lump sum amount for each Payment period is equal to the lesser of:

•	2% of Your Rider Benefit Balance on the first day of the initial Payment Period multiplied by the number of Policy months in the Payment Period, and

•	the Per Diem Limit multiplied by 30 multiplied by the number of months in the Payment Period.

The lump sum amount payable shall be at least equal to the percentage of Death Benefit being accelerated multiplied by the difference between the current Policy Value and any outstanding Loan Amount and liens.

Payment of the Accelerated Death Benefit

We will pay the Accelerated Death Benefit to You or Your estate (unless You have designated otherwise) on the first day of the Payment Period. Regardless of when the payment is actually made, each Accelerated Death Benefit payment relates back to the most recent 12-month period for which the Insured was certified as being a Chronically Ill Person.

Payments will only be made to a U.S. address or a U.S. financial institution.

Accelerated Death Benefit payments will terminate when the Rider Benefit Balance is exhausted.

No surrender charge will apply when You receive an Accelerated Death Benefit.

Impact on Your Death Benefit

If Your policy has more than one Death Benefit option, immediately following Your written request for acceleration in good order, Your Death Benefit option will be changed to Option A. Each Accelerated Death Benefit payment will reduce Your Death Benefit dollar for dollar at the time it is paid.

Impact on Policy Indebtedness

A portion of each Accelerated Death Benefit payment will be used to repay a portion of any Loan Amount but will be limited to the amount of the Loan Amount multiplied by the percentage of the Rider Benefit Balance that has been adjusted. Each repayment amount will be equal to (1 – a) x b, where:

a = the Policy Adjustment Factor, and
b = the Loan Amount before the Accelerated Death Benefit payment.

Impact on Policy Values

Each Accelerated Death Benefit payment will reduce the Policy Value and the Lapse Protection Value at the time it is paid. After the payment of an Accelerated Death Benefit, each value will be equal to such value before the payment multiplied by the Policy Adjustment Factor. Reductions to Policy Value are taken from Subaccount Values and Fixed Policy Value based on the proportion that each Subaccount Value and the Fixed Policy Value bear to Policy Value (less Loan Account Value).

Prior to paying an Accelerated Death Benefit, We will provide You, any irrevocable beneficiary, and any assignee, with a statement demonstrating the effect of acceleration on Your Policy values. Upon payment of an Accelerated Death Benefit, We will send You an endorsement reflecting Your Policy values as of the effective date of the acceleration.

Impact on Policy Activities during a Payment Period

During a Payment Period, You may not request any Specified Amount changes, new loans, Death Benefit option changes or Withdrawals.

Impact on Other Riders

Payment of an Accelerated Death Benefit will not impact any active riders in effect at the time of such payment, except for the Lapse Protection Benefit Rider.

Impact on Charges

During a Payment Period, the following charges will not be assessed:

•	Monthly Cost of Insurance Charges and applicable Expense Charges;

•	Charges related to any Lapse Protection Benefit Rider; and

•	Charges for this Rider.

Termination

This Rider terminates under the following conditions:

•	Upon Your written request, or

•	Upon termination of the Policy, or

•	When the Policy Value, and if applicable, the Lapse Protection Value, are insufficient to support the monthly Rider Charge.

Termination of the Rider will not affect any claim for an Accelerated Death Benefit made while the Rider was in effect.

After the Rider terminates, We will no longer assess the Rider charge. We will not refund any Rider Charges We already assessed on Your Policy.

Incontestability

This Rider will be incontestable under the same terms as this Policy.

Reinstatement

If this Policy and Rider have terminated, You may reinstate this Rider as a part of, and under the same terms as, the reinstatement of this Policy.

Symetra Life Insurance Company
[                ]

[David S. Goldstein]
[Secretary]

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